Exhibit 16(a)

AMENDMENT NO. 2 TO DEBT CANCELLATION
AND INDEMNIFICATION AGREEMENT

This Amendment No. 2, dated as of August 31, 2010 (this “Amendment”), amends that certain Debt Cancellation and Indemnification Agreement, dated as of December 18, 2009, as previously amended as of June 15, 2010 (as so amended, the “Agreement”), among MMAC, LLC, a Delaware limited liability company (the “Buyer”), TRUDY CORPORATION, a Delaware corporation (the “Seller”), William W. Burnham, an individual residing in the state of Connecticut (“Mr. Burnham”) and Alice B. Burnham, an individual residing in the State of Connecticut (“Mrs. Burnham”, and together with Mr. Burnham, the “Principals”).  Capitalized terms used herein without definition have the meanings specified in the Agreement.

RECITALS

WHEREAS, pursuant to Section 4.8 of the Agreement, the Buyer, the Seller, and the Principals desire to amend the Agreement (and certain other related agreements) as set forth herein.

NOW, THEREFORE, in consideration of the terms and conditions herein contained, the parties hereto agree to amend the Agreement as follows:

1.           Accounting Principles.  Notwithstanding anything to the contrary in the December 18, 2009 Asset Purchase Agreement between Buyer and Seller, as amended from time to time (the “Purchase Agreement”), and in the Agreement, in determining NAV for purposes of determining the rights of the parties to the Agreement the following accounting principles shall apply (and shall be given precedence over both GAAP and the Seller’s historical accounting practices):  (a) no value will be attributed to the Seller’s patents; (b) Seller shall be deemed to have a liability equal to $15,000 for Buyer’s legal fees in connection with bridge loans made by Buyer to Seller, and Seller shall be deemed not to have any other liability for fees and expenses of Buyer’s counsel; (c) other than Seller’s legal fees incurred in connection with the extension and then assignment of Seller’s primary credit facility from Seller’s institutional lender (the “Bank”), none of Seller’s legal fees or other transactional expenses shall be capitalized; (d) Seller’s assets shall be subject to normal depreciation and amortization from December 18, 2009 through August 26, 2010, notwithstanding whether, under GAAP, “held for sale” treatment would otherwise prevent such depreciation and amortization from being realized; and (e) the Closing shall be deemed to have occurred at the close of business on August 26, 2010, for all purposes, including, but not limited to, determination of the Preliminary Balance Sheet and the Closing Date Balance Sheet and Closing Date Net Asset Value, notwithstanding the actual date of the Closing.  For the avoidance of doubt, if MMAC decides to conduct an audit, all of such expenses relating thereto shall be for MMAC’s account and shall not be included in the determination of the Preliminary Balance Sheet, the Closing Date Balance Sheet or the Closing Date Net Asset Value.

2.           Issuance of Note by Buyer.  Pursuant to the terms of the Purchase Agreement, the Buyer, under certain circumstances, is obligated to issue to Seller a promissory note (the “Buyer Note”).  The parties hereto do not believe that, under the terms of the Purchase Agreement and the Agreement, as amended, such a Buyer Note will be issued.  However, the parties hereto agree and acknowledge that, notwithstanding anything to the contrary in the Agreement, the Purchase Agreement or any other agreement between and/or among the parties, Buyer’s obligation to issue any such Buyer Note will be subject to the holder of the Buyer Note and the Lender entering into a subordination agreement acceptable to the Lender (and Buyer will have no obligation to issue such a Buyer Note absent Lender confirming that such a subordination agreement exists).  Buyer agrees to cooperate and, if requested by Lender, sign any such subordination agreement on commercially reasonable terms.

3.           Modification of Purchase Price Provisions.  Notwithstanding anything to the contrary in the Agreement, the Asset Purchase Agreement or any other document between the parties:

(a)           at the Closing Mr. Burnham will make a $200,000 capital contribution to the Buyer.  Such capital contribution will consist of $175,000 in cash and a $25,000 promissory note (the “Burnham Note”) with a three year term, principal due in one-third installments at the end of each year, and interest at 4% per annum.  Said payment will reflect the preliminary determination of the parties that NAV was -$689,000, Mr. Burnham was thus otherwise obligated to make a capital contribution to Buyer of $247,000 and Buyer has agreed to waive the first $47,000 of any such requirement beyond $200,000.

(b)           Mr. Burnham would receive a 4.75% equity share in Buyer, rather than a 3.75% share, it being agreed and understood that (i) the 3.75% remains subject to adjustment upon the final determination of NAV pursuant to the terms of the Agreement and other related agreements, as amended hereby, and (ii) the other 1.00% will be forfeited if NAV, upon final determination, is greater than -$542,000.

(c)           If NAV is finally determined to be less than -$689,000, Mr. Burnham would make a capital contribution to Buyer in the amount of any deficiency by issuing Buyer another promissory note, having the same terms as the promissory note described in Section 3(a) above, up to the first $28,000 of additional capital contributions, and would then have to make any further required capital contributions in cash.  If NAV is finally determined to be greater than -$689,000, no payment would be made to Mr. Burnham for the first $47,000 of such excess (due to the $47,000 “waiver” described in Section 3(a) above), the next $25,000 of excess would be paid by reducing the principal amount of the Burnham Note, and then Buyer would pay Mr. Burnham, in cash, any further excess.

4.           No Other Changes.  Except as expressly set forth in this Amendment, all terms and provisions of the Agreement shall remain in full force and effect and in all other respects are hereby ratified and confirmed.  For the avoidance of doubt, the parties hereto acknowledge that, except as set forth in Section 1 above, Mr. Burnham retains all of his rights to review and/or contest the determination of the Closing Date Balance Sheet and the Closing Date Net Asset Value under the Amended and Restated Limited Liability Company Agreement of MMAC, LLC.

5.           References to the Agreement.  After giving effect to this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Agreement shall refer to the Agreement, as amended by this Amendment.

6.           Counterparts; Facsimile.  This Amendment may be executed in any number of counterparts (each of which may be transmitted via facsimile or by pdf), and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

(SIGNATURES ON FOLLOWING PAGE)

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered as of the date first above written.

THE BUYER:

MMAC, LLC, a Delaware limited liability company

By:	/s/ Douglas Mellinger
Name:	Douglas Mellinger
Title:	Vice President

THE SELLER:

TRUDY CORPORATION, a Delaware corporation

By:	/s/ Ashley Andersen Zantop
Name:	AC Andersen Zantop
Title:	CEO

THE PRINCIPALS:

/s/ William W. Burnham
William W. Burnham

/s/ Alice B. Burnham
Alice B. Burnham

SIGNATURE PAGE TO AMENDMENT NO. 2 TO DEBT CANCELLATION
AND INDEMNIFICATION AGREEMENT